UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

(Amendment No. 5)

CORIUM INTERNATIONAL, INC.

(Name of Subject Company)

CORIUM INTERNATIONAL, INC.

(Name of Person Filing Statement)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

21887L107

(CUSIP Number of Class of Securities)

Peter D. Staple

Chief Executive Officer

Corium International, Inc.

235 Constitution Drive

Menlo Park, California 94025

(650) 298-8255

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

David K. Michaels, Esq. Robert A. Freedman, Esq. Ethan A. Skerry, Esq. Lara E. Foster, Esq. Fenwick & West LLP 801 California Street Mountain View, CA 94041 (650) 988-8500	Robert S. Breuil Chief Financial Officer Corium International, Inc. 235 Constitution Drive Menlo Park, California 94025 (650) 298-8255

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 5 (“Amendment No. 5”) amends and supplements Item 8 and Item 9 in the Solicitation/Recommendation Statement on Schedule 14D-9 filed by Corium International, Inc. (the “Company” or “Corium”) with the Securities and Exchange Commission on October 26, 2018 (as amended and supplemented from time to time, and including the documents annexed thereto or incorporated therein the “Schedule 14D-9”). The Schedule 14D-9 relates to the tender offer (the “Offer”) by Gurnet Merger Sub, Inc. (“Merger Sub”), a Delaware corporation and wholly-owned direct subsidiary of Gurnet Holding Company (“Parent”), a Delaware corporation, to purchase any and all of the shares of Corium’s outstanding common stock, par value $0.001 (the “Shares” and each, a “Share”), at a purchase price of (i) $12.50 per Share in cash, before deduction of applicable withholding taxes and without interest, plus (ii) one non-transferable contingent value right per Share, which represents the contractual right to receive $0.50 per share in cash, before deduction of applicable withholding taxes and without interest, following approval by the FDA of the New Drug Application for Corplex Donepezil on or prior to March 31, 2020, as described further in and subject to the conditions set forth in a Contingent Value Rights Agreement, and all upon the terms and subject to the conditions set forth in the Agreement and Plan of Merger, dated as of October 11, 2018, by and among Corium, Parent and Merger Sub, the Offer to Purchase, dated October 26, 2018, the related Letter of Transmittal and the Notice of Guaranteed Delivery.

Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference as relevant to items in this Amendment No. 5. Capitalized terms used but not otherwise defined herein have the meanings ascribed to such terms in the Schedule 14D-9.

Item 8. Additional Information.

Item 8 of the Schedule 14D-9 is hereby amended and supplemented by inserting the following section immediately prior to the section titled “Forward-Looking Statement”:

Expiration of the Offer

The Offer and related withdrawal rights expired one minute after 11:59 pm, New York City time, on November 26, 2018. The Offer was not extended. The depositary for the Offer has advised Parent and Merger Sub that, as of the expiration of the Offer, a total of 31,578,042 Shares had been validly tendered into and not validly withdrawn from the Offer, representing approximately 86.21% of Shares then outstanding, and Notices of Guaranteed Delivery had been delivered with respect to 2,865,014 Shares, representing approximately 7.82% of the aggregate number of Shares then outstanding. The aggregate number of Shares validly tendered and not validly withdrawn from the Offer satisfies the Minimum Tender Condition (as defined in the Merger Agreement) that the Shares validly tendered and received in the Offer and not withdrawn prior to the Expiration Time when added to the Shares, if any, owned by Parent and its affiliates, represent at least a majority of the Shares outstanding. All conditions to the Offer having been satisfied or waived, Merger Sub accepted for payment and is promptly paying for in accordance with the terms of the Offer, all Shares that were validly tendered and not validly withdrawn pursuant to the Offer.

On November 27, 2018, Parent and Merger Sub effected the Merger pursuant to Section 251(h) of the DGCL, pursuant to which Merger Sub merged with and into Corium, with Corium continuing as the Surviving Corporation. At the Effective Time, each issued and outstanding Share (other than (i) Shares tendered and accepted for payment by Merger Sub pursuant to the Offer, (ii) Shares owned by Parent, Merger Sub or any other direct or indirect wholly-owned subsidiary of Parent immediately prior to the Effective Time, (iii) Shares owned by Corium (or held as treasury stock) immediately prior to the Effective Time and (iv) Shares owned by any stockholder who is entitled to demand and has properly exercised and perfected a demand for appraisal of such Shares pursuant to, and who has complied in all respects with, Section 262 of the DGCL and who, as of the Effective Time, has neither effectively withdrawn nor lost such stockholder’s rights to such appraisal and payment under the DGCL with respect to such Shares) automatically converted into the right to receive the Offer Price.

As a consequence of the Merger, the Shares will no longer be listed on Nasdaq and will be deregistered under the Exchange Act.

The full text of the press release issued by Parent on November 27, 2018, announcing the expiration and results of the Offer is filed as Exhibit (a)(5)(G) hereto and is incorporated herein by reference.

Item 9. Exhibits.

Item 9 of the Schedule 14D-9 is hereby amended and supplemented to add the following to the list of Exhibits:

(a)(5)(G)	Press release, dated November 27, 2018 (incorporated by reference to Exhibit (a)(5)(E) to Amendment 3 to the Schedule TO filed with the SEC on November 27, 2018).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CORIUM INTERNATIONAL, INC.

Date: November 27, 2018	By:	/s/ Peter D. Staple
Peter D. Staple
Chief Executive Officer